United States securities and exchange commission logo





                              July 20, 2020

       Chen Schor
       President and Chief Executive Officer
       resTORbio, Inc.
       500 Boylston Street, 13th Floor
       Boston, MA 02116

                                                        Re: resTORbio, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed June 23, 2020
                                                            File No. 333-239372

       Dear Mr. Schor:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Questions and Answers about the Merger
       Q: How can resTORbio   s stockholders attend the special meeting?, page
7

   1. Please clarify whether stockholders who hold their shares in "street name" will be able to vote their shares
during the meeting, and if yes, what additional steps, if any, they will need to take before the
meeting in order to do so.
       Prospectus Summary, page 10

   2. Please expand the disclosure on page 10 to provide additional information regarding the development history of
RTB101, including that you have stopped the development of
                                                        RTB101 for clinically
symptomatic respiratory illness and terminated the study of
                                                        RTB101 in patients with
Parkinson's disease. Please clarify whether any clinical trials of
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         RTB101 are currently being pursued other than for COVID-19. Please also disclose the number of patients that have been enrolled to date in the study related to COVID-19.
3. Please add a discussion regarding the Adicet loan agreement with Pacific Western Bank, including that the bank's consent to the consummation of the merger is subject to conditions including resTORbio entering into a secured guaranty agreement granting
         Pacific Western Bank a security interest in substantially all of its assets other than its intellectual property and issuing a new warrant to Pacific Western
Bank.
Contingent Value Rights Agreement, page 18

4. Please disclose the actions the combined company is required to take to commercialize
         RTB101 for a COVID-19 related indication, including that the combined company is only obligated to conduct further trials through September 30, 2021, and that only proceeds stemming from a potential commercial agreement entered into on or before such date would generate proceeds under the CVR agreement.
Risk Factors
Raising funds through lending arrangements may restrict Adicet   s operations
or produce other
adverse results, page 117

5. Please disclose the terms of the warrant to purchase Adicet capital stock granted to Pacific
         Western Bank and the terms of the resTORbio warrant to be issued pursuant to the merger agreement.
Background of the Merger
Historical Background for resTORbio, page 155

6. To the extent material, please identify the individuals who participated in the meetings and discussions described in this section. For instance, please identify the representative of OrbiMed and the Adicet director with whom Mr. Shor held discussions on December
         31, 2019 and January 7, 2020, respectively, and which party initiated the contact.
7. Please revise to further expand on the January 7, 2020 discussion between Mr. Schor and the Adicet director, and any discussions regarding Adicet at the January 8 board meeting which led to the signing of the confidentiality agreement on January
10.
8. Please disclose the selection criteria used in late January and early February 2020 to develop the list of 52 potential merger candidates. Please also further expand the disclosure on page 161 to provide additional information regarding the Board's selection of the five possible merger partners.
9. Please disclose the assumed valuations indicated by Company B's proposal on March 25,
         2020 for resTORbio and Company B. Please provide similar disclosure regarding
         Company A's proposal made on March 26, 2020.
10. With respect to the meeting held on March 31, 2020, please further expand on why the
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         independent directors concluded that Adicet   s proposal represented
the best alternative to
         further enhance stockholder value.
11. Please expand on your disclosure regarding the negotiations of the CVR agreement, including with respect to the timeline for the trial results, the budget for the trials, and its effect on the ownership split of the combined company.
Opinion of the resTORbio Financial Advisor, page 176

12. Please further clarify whether the "pre-clinical" companies used in JMP's Selected
         Company Analysis, Selected Initial Public Offerings Analysis, and Precedent Transaction
         Analysis only had pre-clinical assets at the relevant time, and if not, please provide additional disclosure regarding the criteria used by JMP for its selection of the companies used.
13. We note that JMP reviewed certain financial projections provided by resTORbio relating to resTORbio and Adicet in connection with rendering its opinion. Please revise to disclose such projections.
Contingent Value Rights Agreement, page 223

14. Please specify the events that must be accomplished and the deadlines by which they must be achieved in order for payments to be made pursuant to the CVR Agreement, and also identify the Finder. Revise the disclosure here and in the Summary section to quantify the budget for the RTB101 COVID-19 studies under the CVR Agreement, and to disclose that the surviving company may terminate the agreement if the fees and expenses incurred in conducting the trials exceed such budget.

Material U.S. Federal Income Tax Consequences of the Receipt of CVRs, page 224

15. We note your disclosure of the potential alternative tax treatments for the receipt of CVRs.
         Please tell us your consideration as to whether the issuance and distribution of the CVRs as part of the consideration in the transaction involves material tax consequences that should be opined upon. To the extent you do not believe an opinion is required, please tell us why. If you do provide an opinion, please expand the disclosure under this caption to
         describe counsel   s opinion and the assumptions upon which the
opinion is based, or,
         if counsel is unable to opine on this issue, please so state, and explain why it is not able to opine and the possible outcomes and risks to investors. See Staff Legal Bulletin No. 19.
Matters Being Submitted to a Vote of ResTORbio Stockholders, page 228

16. You state on page 184 that each of Proposal No. 1 and Proposal No. 2 are conditioned upon each other. Please clarify this fact in this section.
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resTORbio Business
resTORbio   s Product Pipeline, page 238

17. Please advise whether the combined company is anticipating to advance RTB101 for the treatment of Parkinson's disease. If not, then please tell us why it is appropriate to highlight this program in the pipeline chart. To the extent it remains appropriate to retain
         RTB101 for the treatment of PD, please shorten the arrow as the footnote to the table states that resTORbio may need to file a new IND with the FDA before initiating Phase 2 trials. Please also shorten the arrow in your pipeline table for RTB101 in COVID-19 to reflect that you have only recently initiated Phase 2 for that indication.
Clinical Development of RTB101, page 242

18. Please revise the charts at the bottom of page 243 so that they are legible.
Adicet Business
Pipeline, page 268

19. Please explain why it is appropriate to include "ADI-00x" in the pipeline chart when it appears these product candidates have not yet been identified, or alternatively, remove these candidates from the chart.
Preclinical data, page 279

20. We note that the charts in Figure 7 on page 281 each reflect a different number of days post-treatment. Please explain whether the number of days shown correspond to the number of days observed in these preclinical experiments, and if they do not, please revise the charts accordingly or revise the disclosure to explain why the figures are appropriate.
Strategic Agreements
License and Collaboration Agreement with Regeneron, page 291

21. Please revise the first sentence on page 293 to refer to the range of royalties payable by
         Adicet so that it is within a ten-percent range. Please also revise the last sentence in the first paragraph on page 293 to specify the number of years from first commercial sale that royalties are payable. Please also similarly revise the disclosure for the TRDF Agreement to disclose the number of years Acidet is required to pay royalties thereunder.
Unaudited Pro Forma Condensed Combined Financial Information , page 376

22. Please explain why your pro forma financial information does not give effect to the proposed reserve stock split of resTORbio common stock. As you discuss elsewhere in the filing, we note that the 0.8995 exchange ratio that will be used to convert Adicet capital stock into the right to receive resTORbio common stock, is subject to adjustment to account for the effect of the reverse stock split. Please explain how the reverse stock split and potential change in the exchange ratio will impact the information you have
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         presented in your pro forma financial information.
23. With reference to the specific terms of the Singhal Transition Agreements disclosed on page 187, please address the need to reflect the impact of these agreements on your pro forma financial statements.
Comparison of Rights of Holders of resTORbio Stock and Adicet Stock, page 393

24. We note your statement that the discussion is qualified in its entirety by reference to the
         DGCL and the various documents of resTORbio and Adicet that are referred to in the summaries. It is not appropriate to qualify your disclosure by reference to information that is not included in the prospectus or filed as an exhibit to the registration statement. Please revise accordingly, and make corresponding revisions in the "Description of resTORbio's
         Capital Stock," where it is stated the discussion is qualified by reference to documents filed as exhibits to resTORbio's Form 10-K.
Exhibits

25. We note your disclosure that following the merger, only two of your current directors will remain on the board. Please file all written consents for the other directors identified to be on the board of the surviving company. See Securities Act Rule 438. General

26. Please provide us with copies of the materials that your financial advisor prepared and shared with your board in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to the board. We may have additional comments after we review those materials.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Chen Schor
resTORbio, Inc.
July 20, 2020
Page 6

       You may contact Michael Fay at 202-551-3812 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Christopher Edwards at 202-551-6761 or Dorrie Yale at 202-551-8776 with any other questions.




                                                        Sincerely,
FirstName LastNameChen Schor
                                                        Division of Corporation
Finance
Comapany NameresTORbio, Inc.
                                                        Office of Life Sciences
July 20, 2020 Page 6
cc:       Andrew H. Goodman, Esq.
FirstName LastName